BALATON POWER INC.

Suite 206 - 20257 54th Avenue
Langley, British Columbia V3A 3W2
Telephone: (604) 533-5075 Fax: (604) 533-5065

INFORMATION CIRCULAR
as at November 15, 2010

This Information Circular is furnished in connection with the solicitation of proxies by the management of Balaton Power Inc. (the "Company") for use at the annual general and special meeting (the "Meeting") of its shareholders to be held on December 22, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Balaton Power Inc. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are the Company's President and Chief Financial Officer, and both are directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. If so, Registered Shareholders may choose one of the following proxy voting methods:

(a) complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b) use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c) use the internet and log on to www.computershare.com/ca/proxy, the website of the Company's transfer agent. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number.

To be used at the Meeting, proxies must be received by the Company's registrar and transfer agent, Computershare, before 2:00 p.m. (Vancouver time) on December 20, 2010 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time that any adjourned or postponed Meeting is reconvened or held, as the case may be.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 "Communication with Beneficial Owners of Securities of a Reporting Issuer" that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), and a substantial portion of its assets and the assets of its directors and officers are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)     executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)     personally attending the Meeting and voting the Registered Shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

The Company's Form 20-F is specifically incorporated by reference into and forms an integral part of this information circular. The Form 20-F contains a copy of the Company's December 31, 2009 year end financial statements and was filed on www.sedar.com on June 25, 2010.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed November 15, 2010 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

The Common Shares of the Company are quoted on the Over The Counter Bulletin Board (the "OTCBB") under the symbol "BPWRF". As of November 15, 2010, there were 123,741,070 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at November 15, 2010 are:

Shareholder Name	Number of Shares Held(1)	Percentage of Issued Shares
Perial Ltd.	25,000,000	20.20%

Note:

  The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except a special resolution will be required to approve the adoption of new Articles for the Company. A special resolution is a resolution passed by at least two-thirds of the votes cast on the resolution. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. The Board has determined that three directors will be elected to the Board at the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's three nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at November 15, 2010.
Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Michael Rosa(2) President, CEO and Director British Columbia, Canada	Independent Resource Consultant for Sedimentary and Hard Rock since 1991.	Since January 31, 2003	438,000 (3)
Nicole Bouthillier(2) Director Quebec, Canada	Independent business consultant in Montreal since 2001.	Since November 24, 2005	50,000 (4)
Paul E. Preston(2) CFO and Director British Columbia, Canada	Self-employed and director of a private construction company.	Since April 8, 2009	423,000(5)

Notes:

(1)     The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and from the insider reports available at www.sedi.com. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)     Member of the audit committee.

(3)     Mr. Rosa holds options to purchase 200,000 Common Shares at an exercise price of US$0.065 each, expiring August 20, 2014, options to purchase 400,000 Common Shares at an exercise price of US$0.05 each, expiring August 6, 2015 and warrants to purchase 150,000 Common Shares at a price of US$0.03.

(4)     Ms. Bouthillier holds options to purchase 100,000 Common Shares at a exercise price of US$0.065 each, expiring August 20, 2014 and options to purchase 300,000 Common Shares at an exercise price of US$0.05 each, expiring August 6, 2015.

(5)     Mr. Preston holds options to purchase 200,000 Common Shares at an exercise price of US$0.065 each, expiring August 20, 2014, options to purchase 400,000 Common Shares at an exercise price of US$0.05 each, expiring August 6, 2015 and warrants to purchase 100,000 Common Shares at a price of US$0.03 and 200,000 Common Shares at a price of US$0.04.

Cease Trade Orders and Bankruptcies

The Company was issued a cease trade order on June 5, 2010 by the British Columbia Securities Commission (the "BCSC") for failure to file disclosure as prescribed by securities law. All the above directors were directors of the Company on June 5, 2010. The BCSC lifted the cease trade order on July 8, 2010.

The Company was issued a cease trade order on May 12, 2009 by the BCSC for failure to file financial statements. All the above directors were directors of the Company on May 12, 2009. The BCSC lifted the cease trade order on July 17, 2009.

The Company was issued a cease trade order on May 9, 2006 by the BCSC for failure to file financial statements. With the exception of Paul Preston, the above directors were directors of the Company on May 9, 2006. The BCSC lifted the cease trade order on February 27, 2007.

The Company was issued a cease trade order on June 3, 2003 by the BCSC for failure to file financial statements. Michael Rosa was a director of the Company on June 3, 2003. The BCSC lifted the cease trade order on August 26, 2003.

Other than as set out above, no proposed director of the Company is, as of the date of this Information Circular, or has been, within the 10 years prior to the date hereof, a director or chief executive officer or chief financial officer of any Company (including the Company) that: (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any Company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body including a self-regulatory body that would be likely to be considered important to a reasonable security holder making a decision about any of the proposed directors.

Individual Bankruptcies

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

Killman, Murrell & Company, P.C. ("Killman, Murrell & Company"), Chartered Accountants of Odessa, Texas, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Killman, Murrell & Company was first appointed auditor of the Company on June 29, 2007.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") requires the Company, as a deemed venture issuer as per Section 5(d) of British Columbia Instrument 51-509, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule A to the Information Circular prepared for the Company's annual shareholders meeting held on October 19, 2006 and filed on SEDAR on September 19, 2006.

Composition of the Audit Committee

The current members of the audit committee are Paul Preston, Michael Rosa and Nicole Bouthillier. Nicole Bouthillier is the only independent member of the audit committee. All members are considered to be financially literate.

Relevant Education and Experience

NI 52-110 provides that an individual is "financial literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issued that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Company's financial statements.

All of the directors of the Company are financially literate as that term is defined. Michael Rosa has in the past been a member of audit committees for public companies and has overseen the review of financial statements for many of these companies. Paul Preston has held positions in both public and private companies as secretary and treasurer where he has dealt with fiscal management issues and review of financial statements. Nicole Bouthillier acted as a stock broker for Scotia McLeod between 1987 and 2000, and worked in investor relations between 2000 and 2002. Ms. Bouthillier currently works for Capital Conseil as a financial consultant for small businesses.

All Audit Committee members have many years of practical business experience, have served for many years as directors of public companies, have experience reviewing financial statements of public companies and meet the criteria of "financially literate" as outlined in NI 52-110. Each member of the Audit Committee has:

    an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising individuals engaged in such activities; and

    significant experience in management and business accounting, audit requirements and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Killman, Murrell & Company.

Reliance on Certain Exemptions

The Company's auditors, Killman, Murrell & Company, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

See audit committee charter for policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Killman, Murrell & Company to the Company to ensure auditor independence. Fees incurred with Killman, Murrell & Company for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2009.	Fees Paid to Auditor in Year Ended December 31, 2008.
Audit Fees(1)	US$32,161	US$22,474
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	US$32,161	US$22,474

Notes:

(1)     "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)     "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)     "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)     "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

The Board of Directors is currently comprised of three persons, one whom is an independent director.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The following table outlines the Company's independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Michael Rosa	Non-Independent Basis for determination: Serves as President and Chief Executive Officer of the Company
Nicole Bouthillier	Independent
Paul E. Preston	Non-Independent Basis for determination: Serves as Chief Financial Officer of the Company

The Board facilitates its independent supervision over management by holding periodic Board meetings to discuss the operation of the Company.

Directorships

None of the directors hold directorships in other reporting issuers.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy may be reviewed.

Compensation

The Board as a whole, determines compensation for the directors, its Chief Executive Officer and Chief Financial Officer.

Other Board Committees

The Board currently has no other committees other than the audit committee.

The Company intends to form a compensation committee when working capital is sufficient to carry on the Company's operations to consider compensation to management, officers and directors.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" ("NEO") means each Chief Executive Officer ("CEO"), each Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, other than each CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Michael Rosa, President and CEO, and Paul E. Preston, CFO, are the NEOs of the Company for the purposes of the following disclosure. Michael Rosa acted as interim CFO from November 4, 2008 to April 9, 2009. Mr. Preston was appointed as CFO on April 9, 2009.

Compensation Discussion and Analysis

The Board has not appointed a compensation committee so the responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company's base compensation structure and equity-based compensation program, recommending compensation of the Company's officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives, is performed by the Board as a whole.

The Board also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. The Board reviews the compensation of senior management on a semi-annual basis taking into account compensation paid by other issuers of similar size and activity.

On October 1, 2009 the Company entered into management and executive services agreements with its CEO and CFO (the "Agreements"). The agreements are for an initial one year term and will automatically renew annually. A copy of each of the Agreements is attached as an Exhibit to the Form 20-F as filed on www.sedar.com on June 25, 2010. Consulting fees paid to the CEO and CFO aggregated $27,000 for the year ended December 31, 2009. No consulting fees were paid to the CEO and CFO in 2008 or 2007.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan. Recommendations for senior management compensation are presented to the Board for review.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the CEO.

Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company's operations.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of options granted are determined by the Board based on recommendations put forward by the CEO.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Option-Based Awards

The only equity compensation plan which the Company has in place is the share option plan (the "Option Plan") which was previously approved by shareholders on June 25, 2004. The Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Option Plan is administered by the directors of the Company. The Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 3,000,000 Common Shares under the Option Plan. All options expire on a date not later than 10 years after the date of grant of such option. No options were exercised during the year ended December 31, 2009. As at the date hereof there are options outstanding to purchase an aggregate of 1,600,000 Common Shares.

Summary Compensation Table

The compensation paid to the NEOs during the Company's two most recently completed financial years of December 31 is as set out below and expressed in U.S. dollars:

Name and principal position		Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compens-ation ($)	Total compens-ation ($)
	Year				Annual incentive plans	Long-term incentive plans
Michael Rosa President and CEO	2009 2008	13,500 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	10,000 Nil	23,500 Nil
Paul E. Preston CFO(1)	2009 2008	7,500 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	7,500 Nil

Note:

(1) Robert Wyllie resigned as CFO in 2008 and Paul E. Preston was appointed as CFO on April 9, 2009.

There are no compensatory plan(s) or arrangement(s), with respect to any NEO resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change in the NEO's responsibilities following a change in control.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-based Awards

The following table sets forth particulars of all share-based and option-based awards outstanding as at December 31, 2009, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Michael Rosa, President and CEO	200,000	0.065	August 20, 2014	Nil	Nil	Nil
Paul E. Preston CFO(2)	200,000	0.065	August 20, 2014	Nil	Nil	Nil

Notes:

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2009 and the exercise price of the option. The last quote on the value of the Common Shares on the OTC Bulletin Board prior to December 31, 2009 was $0.055.

(2) On August 6, 2010, options to purchase 400,000 Common Shares were granted to each of Mr. Rosa and Mr. Preston at an exercise price of USD$0.05 per Common Share and expire on August 6, 2015.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth particulars of the value vested or earned under incentive plans during the year ended December 31, 2009, for each NEO:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Michael Rosa President and CEO	Nil	Nil	Nil
Paul E. Preston CFO	Nil	Nil	Nil

See "Securities Authorized for Issuance Under Equity Compensation Plans" for further information on the Option Plan.

Termination and Change of Control Benefits

See heading "Compensation Discussion and Analysis" for disclosure on arrangements that provide for payments to an NEO at, following or in connection with any termination, resignation, retirement, a change if control of the Company or a change in an NEO's responsibilities.

Director Compensation

Directors do not receive cash compensation but are entitled to participate in the Option Plan. 500,000 options were granted to directors during the most recently completed financial year. A total of 1,100,000 options were also granted to directors on August 6, 2010.

The compensation provided to the director who was not an NEO for the Company's most recently completed financial year of December 31, 2009 is:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Nicole Bouthillier	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all share-based and option-based awards outstanding as at December 31, 2009 for each director who was not included in the above disclosure as an NEO:
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Nicole Bouthillier	100,000(1)	0.065	Aug. 20, 2014	Nil	Nil	Nil

Notes:

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2009 and the exercise price of the option. The last quote on the value of the Common Shares on the OTC Bulletin Board prior to December 31, 2009 was US$0.055.

(2) On August 6, 2010, options to purchase 300,000 Common Shares were granted to Ms. Bouthillier at an exercise price of USD$0.05 per Common Share and expire on August 6, 2015.

Incentive Plan Awards - Value Vest or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2009, for each director who was not included in the above disclosure as an NEO:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Nicole Bouthillier	Nil	Nil	Nil

Notes:

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2009 and the exercise price of the option. The last quote on the value of the Common Shares on the OTC Bulletin Board prior to December 31, 2009 was US$0.055.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Option Plan. See disclosure under "Option-Based Awards". The Option Plan was filed on SEDAR on September 18, 2009 and is specifically incorporated by reference in and forms part of this Information Circular.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2009.
	Number of securities to be issued upon exercise of outstanding options.	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Option Plan)	500,000	$0.065	2,500,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	500,000	$0.065	2,500,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2009, or has any interest in any material transaction in the current year other than as set out herein.

In September 2010, Paul E. Preston, a director and officer of the Company, purchased 200,000 Units at US$0.03 per Unit (each unit consisted of one Common Share of the Company and one share purchase warrant) pursuant to a non-brokered private placement. Each warrant is exercisable to purchase one additional Common Share at an exercise price of US$0.04 until September 29, 2011.

MANAGEMENT CONTRACTS

On October 1, 2009 the Company entered into management and executive services agreements with Mr. Rosa and Mr. Preston (see heading "Compensation Discussion and Analysis").

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

  Consolidation of Common Shares

Management has determined that, in its opinion, a consolidation of its share capital may be required in order to provide for further equity financing to meet its current working capital requirements and to attract new equity investment in the Company. Management is also considering a listing of its Common Shares on a Canadian stock exchange.

The Board proposes that shareholders approve a consolidation of its share capital on the basis of one post consolidated Common Share for five Common Shares currently held. There are currently 123,741,070 Common Shares issued and outstanding in the capital of the Company. The Company will have approximately 24,748,214 Common Shares outstanding subsequent to the consolidation on the basis of one post consolidated Common Share for each five Common Shares.

The exact number of post-consolidated shares will most likely vary from these approximations to a small extent depending upon the treatment of the fractions that will most likely occur when each shareholder's holdings are consolidated on any of the basis set out above. In addition to the requisite shareholder approval being sought at the Meeting, any such consolidation may also require the approval of all applicable regulatory authorities, including any Canadian stock exchange that the Company pursues a listing with. The Company may change the name of the Company following the consolidation. The Board may authorize a change of name of the Company subject to any regulatory or Canadian stock exchange applicable requirements.

Accordingly, shareholders will be asked to approve the following ordinary resolution in order to approve the consolidation of the Common Shares of the Company:

Resolved, as an ordinary, that:

  the authorized share structure of the Company be altered by consolidating the Common Shares without par value, of which 123,741,070 Common Shares are issued, on the basis of a one (1) post-

  consolidated Common Share for each five (5) pre-consolidated Common Shares for 24,748,214 Common Shares issued and outstanding following the consolidation;

  any fractional shares resulting from the consolidation of the Common Shares shall be dealt with pursuant to the provisions of Section 83 of the Business Corporations Act (British Columbia);

  the Board is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;

  upon the date determined by the directors, the resolution described herein shall be deposited at the Company's records office; and

  the resolution will not be effective unless and until deposited at the Company's records office by direction of the Board.

The Board recommends that shareholders vote in favour of the ordinary resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolution. The above resolution, if passed, will not become effective unless and until it is deposited at the Company's records office by the direction of the Board.

The proposed consolidation will not alter or change in any way any shareholder's proportion of votes to total votes, however, the total votes capable of being cast by shareholder at a general meeting in the future will be reduced if the resolution is approved.

All outstanding options, warrants and other convertible securities of the Company outstanding as at the date of the completion of the consolidation transaction will be adjusted in accordance with the consolidation ratio.

The Board recommends that you vote in favour of the above resolution.

An ordinary resolution is a resolution passed by the shareholders of the Corporation at a general meeting by a simple majority of the votes cast in person or by proxy.

  Adoption of New Articles

The Articles of a company, among other things set out rules for the conduct of its business and affairs. The Company's current Articles were approved by the shareholders at the annual and extraordinary general meeting of the Company held on June 26, 2005 and a Notice of Alteration for the Articles was filed with the Registrar of Companies for British Columbia and put into effect on March 27, 2006.

However, because of clarifications required to the Articles and as a consequence of the enactment of the Securities Transfer Act ("STA") and to ensure that the Company's corporate charter facilitates the use of uncertificated shares and electronic record keeping systems currently in use worldwide (which are being increasingly adopted in Canada), the Board is recommending to shareholders that the Company adopt a new form of Articles. The new form of Articles will also include certain clarifications pursuant to the BCA. The primary alterations to the Articles are:

STA

The Articles will permit the use of electronic record-keeping and uncertificated securities. The material concerns which are reflected in the altered Articles include the following:

              If the shares of which a shareholder is the registered owner are not uncertificated shares, such shareholders will be entitled either to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name; or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate. Pursuant to the alteration of the Articles, shareholders holding uncertificated shares will receive written notice of any issue or transfer of those shares.

    The current Articles provide that for a share transfer to be effective the Company must receive a "duly signed instrument of transfer". In electronic delivery, in certain circumstances where transfers are effected by brokers on behalf of their clients, a signed instrument of transfer is not provided to the Company. The altered Articles permit the transfer of shares to occur upon receipt by the Company or its transfer agent of a written instrument of transfer.

    The current Articles provide that the instrument of transfer must be in the form approved by the directors. The altered Articles will provide that the instrument of transfer must be in the form approved by the directors or by the transfer agent and registrar of the Company.

Accordingly, shareholders will be requested to consider and if thought fit, to approve a special resolution, subject to such non material requirements as may be reasonably required by legal counsel or the regulatory authorities, that:

(a)     the existing Articles of the Company be deleted in their entirety and the form of Articles as tabled at the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles, such alteration not to take effect until the date and time that this resolution is received for deposit at the Company's records office; and

(b)     the President and Chief Executive Officer or any one director of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.

A copy of the new form of Articles will be available at the Meeting and a copy may be obtained prior to the Meeting by contacting the President of the Company at telephone: (604) 533-5075 or fax: (604) 533-5065.

A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

The Board recommends that shareholders vote in favour of the adoption of the new form of Articles as proposed.

  Adoption of New Share Option Plan

In 2004 the shareholders of the Company approved the adoption of the 2004 stock option plan (the "Existing Plan"). The Existing Plan is a fixed plan in which 3,000,000 Common Shares are reserved for issuance. Options granted under the Existing Plan are not exercisable for a period longer than 10 years and the exercise price must be paid in full upon exercise of the option.

Considering that the Company may pursue a listing on a Canadian stock exchange and that the policies of such exchange will likely require all of its listed companies to have a stock option plan if the company intends to grant options; and, in order to increase the flexibility of the Company to provide incentives to directors, officers, employees, management and others who provide services to the Company, the Board approved a new rolling share option plan (the "New Plan") on November 1, 2010 to replace the Existing Plan. The New Plan requires shareholder approval for continuation at every annual meeting of the Company by ordinary resolution.

The New Plan, is a rolling plan, and a maximum of ten percent (10%) of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding under the New Plan, are reserved for options to be granted at the discretion of the Board to eligible optionees (an "Optionee").  At the date of this Information Circular, options to purchase an aggregate of 1,600,000 Common Shares granted under the Existing Plan were outstanding, representing approximately 1.28 % of the outstanding Common Shares in the capital of the Company. If the New Plan is approved by shareholders, all outstanding options will be rolled into and deemed granted under the New Plan.

The New Plan is subject to the following restrictions:

(a)     The Company must not grant an option to any one director, employee, consultant, or consultant company (the "Service Provider") in any twelve (12) month period that exceeds five percent (5%) of the outstanding shares, unless the Company has obtained by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders' meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates ("Disinterested Shareholder Approval");

(b)     The aggregate number of options granted to a Service Provider conducting Investor Relations Activities in any twelve (12) month period must not exceed two percent (2%) of the outstanding shares calculated at the date of the grant, if applicable, without the prior consent of the stock exchange the Company is listed on;

(c)     The Company must not grant an option to a Consultant in any twelve (12) month period that exceeds two percent (2%) of the outstanding shares calculated at the date of the grant of the option;

(d)     The aggregate number of Common Shares reserved for issuance under options granted to insiders must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

(e)     The number of optioned shares issued to insiders in any twelve (12) month period must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

(f)     The exercise price of an option previously granted to an insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

Material Terms of the New Plan

The following is a summary of the material terms of the New Plan:

(a)     Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the New Plan;

(b)     Options granted under the New Plan are non-assignable and non-transferable and are issuable for a period of up to ten (10) years;

(c)     For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)     an Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)     if an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)     in the case of an Optionee being dismissed from employment or service for cause, such Optionee's options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)     the exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in the New Plan);

(h)     vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and

(i)     The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the New Plan with respect to all New Plan shares in respect of options which have not yet been granted under the New Plan.

The Board has determined that, in order to reasonably protect the rights of participants, as a matter of administration, it is necessary to clarify when amendments to the New Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the New Plan also provide the following:

(a)     The Board may, without shareholder approval:

(i)     amend the New Plan to correct typographical, grammatical or clerical errors;

(ii)     change the vesting provisions of an option granted under the New Plan, subject to prior written approval of whatever stock exchange the Company may be listed on, if applicable;

(iii)     change the termination provision of an option granted under the New Plan if it does not entail an extension beyond the original expiry date of such option;

(iv)     make such amendments to the New Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)     if applicable, make such amendments as may otherwise be permitted by the policies of whatever stock exchange the Company is listed on;

(vi)     if the Company becomes listed or quoted on a stock exchange or stock market senior to whatever stock exchange the Company is currently listed on, make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)     amend the New Plan to reduce the benefits that may be granted to Service Providers.

A copy of the New Plan will be available for inspection at the Meeting.

At the Meeting, Shareholders will be asked to consider and vote on the ordinary resolution to adopt the New Plan, with or without variation, as follows:

"Resolved, that:

(a)     the Share Option Plan dated for reference November 1, 2010 (the "New Plan"), as approved by the Company's board of directors on November 1, 2010 as more particularly described in the Information Circular of the Company dated for reference November 15, 2010, be ratified and approved;

(b)     all outstanding options be rolled into the New Plan;

(c)     to the extent permitted by law, the Company be authorized to abandon all or any part of the New Plan if the Board deems it appropriate and in the best interests of the Company to do so; and

(d)     any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

The Board recommends that shareholders vote in favour of the New Plan.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended December 31, 2009, report of the auditor and in the related management discussion and analysis and filed on SEDAR at www.sedar.com in the Company's Form 20-F on June 25, 2010.

Additional information relating to the Company may be obtained from SEDAR at www.sedar.com and upon request to the Company,

A copy of any document will be provided free of charge to a security holder from the President of the Company at telephone: (604) 533-5075 or fax: (604) 533-5065. The Company may require the payment of a reasonable charge from any person or company, that is not a security holder of the Company, and who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Langley, BC, this 18th day of November, 2010.

BY ORDER OF THE BOARD

"Michael Rosa"
Michael Rosa President and Chief Executive Officer